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                                                                      Exhibit 18

December 1, 1998


Joseph E. McDonough
Vice President, Finance and
Chief Financial Officer
Analog Devices, Inc.
Three Technology Way
Norwood, MA 02062

Dear Mr. McDonough:

Notes 2 (l) and 4 of the Notes to Consolidated Financial Statements of Analog Devices, Inc. included in its Form 10-K for the year ended October 31, 1998 describe a change in the method of recognizing revenue on shipments to international distributors and certain shipments to domestic distributors. Previously, the Company recognized revenue from these transactions upon shipment of product to the distributor, but provided specific reserves for possible returns and allowances. Following the accounting change, revenue on shipments of products is deferred for these transactions until the products are resold to end users. You have advised us that you believe that the change is to a preferable method in your circumstances because it provides better correspondence with the substance of the event being recognized considering the changing business environment in the international marketplace, is consistent with industry practice and provides greater consistency among all transactions of the Company.

There are no authoritative criteria for determining a 'preferable' method of revenue recognition for these transactions based on the particular circumstances; however, we conclude that the change in the method of accounting for recognizing revenue on shipments to international distributors and certain shipments to domestic distributors is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.


                                        Very truly yours,


                                        /s/ Ernst & Young LLP